Matlin & Partners Acquisition Corporation

585 Weed Street

New Canaan, CT 06840

September 26, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director
Office of Natural Resources
Division of Corporation Finance

Re:	Matlin & Partners Acquisition Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed September 13, 2018
File No. 001-38025

Ladies and Gentlemen:

This letter sets forth the responses of Matlin & Partners Acquisition Corporation (“MPAC,” “we,” “our” or “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter, dated September 21, 2018 (the “Comment Letter”), with respect to the revised Preliminary Proxy Statement on Schedule 14A filed by MPAC on September 13, 2018 (the “Proxy Statement”). In connection with this letter, MPAC is filing today an amendment to the Proxy Statement (“Amendment No. 2”). We are separately hand delivering to the Staff six courtesy copies of Amendment No. 2 marked to show the changes made to the Proxy Statement.

For your convenience, MPAC has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below. MPAC’s response is set forth below each such comment. Page numbers referenced in the responses refer to page numbers in Amendment No. 2. All capitalized terms used and not otherwise defined herein have the meanings set forth in the Proxy Statement.

Risk Factors, page 34

Risks Related to MPAC and the Business Combination, page 45

The A&R Charter will designate the Court of Chancery of the State of Delaware . . . . , page 56

1.	We note that your forum selection provision will identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision will apply to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision will not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in your governing documents states this clearly.

Response: The exclusive forum provisions contained in both MPAC’s existing Charter (Article XII) and the A&R Charter (Article XI) provide an exception to the designation of the Court of Chancery as the exclusive forum for “any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction” (emphasis added). Accordingly, the provision does not designate the Court of Chancery as the exclusive forum for any derivative action or other claim for which the applicable statute creates exclusive jurisdiction in another forum, such as the Exchange Act, or for which the Court of Chancery otherwise does not have subject matter jurisdiction. We believe that the underlined language above clearly states that the exclusive forum designation would not apply to actions for which the Exchange Act creates exclusive federal jurisdiction. We therefore have not made any changes to the exclusive forum provision in the A&R Charter in response to the Staff’s comment. In that regard, we note that the amendments to MPAC’s existing Charter proposed to be made in the A&R Charter (and for which MPAC is seeking stockholder approval) do not include any substantive changes to the exclusive forum provision. However, we have revised the disclosure in the risk factor on page 45 to describe the exceptions to the exclusive forum designation set forth in the underlined language above.

Background of the Business Combination, page 103

2.	We note your revised disclosure at page 107 in response to prior comment 8. Please disclose the reasons why MPAC decided to focus on pursuing a transaction with USWS and discontinue discussions with the alternative target.

Response: MPAC has revised disclosure on page 107 to address the Staff’s comment.

3.	We note your revised disclosure in response to prior comment 9. Please revise to explain why MPAC used approximate 25% to 30% discount rates for the total enterprise valuation.

Response: MPAC has revised the disclosure on page 105 to address the Staff’s comment.

Our Board of Directors’ Reasons for the Approval of the Business Combination, page 109

4.	We note your revised disclosure in response to prior comment 12. Please disclose the multiples of EV/EBITDA and EV/HPP and the trading multiples implied by the consideration for the Business Combination that the MPAC board used in its comparable company analysis and discuss the conclusion of the MPAC board with respect to this analysis. In that regard, please clarify the “substantial discount” referenced here.

Response: MPAC has revised the disclosure on page 110 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of USWS, page 172

Liquidity and Capital Resources, page 179

Cash Flows from Operating, Investing and Financing Activities, page 179

Capital Expenditures, page 180

5.	We note your revised response to prior comment 15 but we were unable to locate the responsive disclosures. Given the capital intensive nature of your operations, please explain to us what consideration you have given to quantifying the amount of maintenance capital expenditures and growth capital expenditures budgeted and incurred for 2018.

Response: MPAC has revised the disclosure on page 182 to include additional information regarding USWS’ maintenance and growth capital expenditures, including the amounts of such expenditures incurred during the six months ended June 30, 2018 and budgeted for the second half of 2018.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel.

Very truly yours,

MATLIN & PARTNERS ACQUISITION CORPORATION

By:	/s/ David J. Matlin
Name:	David J. Matlin
Title:	Chief Executive Officer

cc:	Bracewell LLP
Charles H. Still, Jr., Esq.